HOLODIA

Hey [redacted],

The Friends & Family phase of our crowdfunding campaign is almost over. Did you use the opportunity to invest on preferential terms?

For limited time only you can invest with preferential terms: the first $100k invested will get a 20% discount on valuation.

So, what exactly is that value, and why HOLOFIT? We have:

- achieved 35% averaged year over year growth in the last 3 years,
- reached more than $1M in Annual Recurring Revenues,
- went though one of the leading tech accelerators Techstars in '21, and
- raised $2,5M to date, backed by Comcast and NBCUniversal, and angel investors from Apple and Google.


HOLOFIT
WE MAKE FITNESS FUN
LEARN MORE

And why are we fundraising? To achieve these goals:

1. Accelerate growth on Meta to 50,000 active subscribers and $5M+ ARR through increased marketing efforts
2. Build V-sport tournaments with live events, challenges and competitions for even higher subscriber engagement.

3. Develop AI virtual environment generator to scale our content, and enable user content creation for increased subscriber retention

What do you get by investing?

An opportunity to grow with us! And more:

- Anyone investing $10k or more will also get a chance to be featured in one of the HOLOFIT environments!
- And, everyone investing more than $1,000 will get HOLOFIT Lifetime membership! (And a super-special perk is reserved for everyone investing $25,000 or more!)

These conditions are on a first come first serve basis, and we might close the opportunity before the planned deadline.

This opportunity is also time-limited and value capped. You will have the next few weeks to invest under “Friends & Family” preferential conditions.

If you are investing from the US, simply head to **our pitch page** and follow the steps.

If you're investing from outside US, check out this brief international investor guide, and then head to our pitch page.

Invest today

Thank you again for your support and for being a part of our community!

Have a great day and, as always, stay HOLOFIT

Bojana from Holodia

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
